Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2008	2009(2)	2010(2)	2011	2012	2013	2012
Net income (loss)	$2,162	$(58,038)	$(40,102)	$8,550	$9,821	$33,525	$2,602
Income tax expense (benefit)	9,349	(36,101)	(23,469)	6,623	9,476	19,790	2,403
Fixed charges	242,877	268,441	254,098	239,842	227,520	168,450	169,484

Earnings	254,388	174,302	190,527	255,015	246,817	221,765	174,489

Interest expense, net	169,150	196,520	185,681	170,524	156,762	112,143	116,811
Rents under leases representative of an interest factor (1/3)	73,362	71,556	68,052	68,953	70,393	56,034	52,400
Preferred dividends	365	365	365	365	365	273	273

Fixed charges	242,877	268,441	254,098	239,842	227,520	168,450	169,484

Ratio of earnings to fixed charges	1.0x	0.6x	0.7x	1.1x	1.1x	1.3x	1.0x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million, respectively.